UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated August 3, 2007

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

2007 HALF YEAR REPORT

Six months ended June 30, 2007

Summary

1 RESPONSIBILITY

2

1.1

PERSON RESPONSIBLE FOR THE HALF YEAR REPORT

2

1.2

DECLARATION OF THE PERSON RESPONSIBLE FOR THE HALF YEAR REPORT

2

2

HALF YEAR REVIEW OF OPERATION

3

2.1

RISKS AND UNCERTAINTIES

3

2.2

REVIEW OF OPERATIONS

4

2.2.1

FINANCIAL REVIEW OF BUSINESS OPERATION

4

2.2.2

LIQUIDITY AND CAPITAL RESOURCES

15

2.2.3

TRANSACTIONS BETWEEN ASSOCIATED PARTIES

18

3

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2007

19

4 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

44

This English language version of the reference document is a free translation of the original French text.  It is not a legally or, in any manner, binding document.  In the event of a conflict in the interpretation of its content, reference should be made to the French version which is the original and authentic text.

1 RESPONSIBILITY

1.1

PERSON RESPONSIBLE FOR THE HALF YEAR REPORT

Jean-Pierre CLAMADIEU, Chief Executive Officer

.

1.2

DECLARATION OF THE PERSON RESPONSIBLE FOR THE HALF YEAR REPORT

“I hereby declare that, to the best of my knowledge, the financial statements have been produced according to the applicable generally accepted accounting standards and provide a fair and reasonable view of the company’s financial position, its assets and its income and those of all companies included within the consolidation scope, and that the half year business report reflects a true view of important events which took place during the first six months of the full year period and of their impact on the half year financial statements, a description of the principle transactions between associated parties, as well as the main risks and uncertainties for the remaining six months of the year.”

Jean-Pierre CLAMADIEU,

Chief Executive Officer

2/43 - Rhodia Half Year Report– Six months ended June 30, 2007

2

HALF YEAR REVIEW OF OPERATIONS

The half year business report must be read in conjunction with the Summary Consolidated Financial Statements for the half year period ended June 30, 2007 and the Statutory Financial Statements filed as the reference document (document de référence) with the French market authorities (AMF) on March 30, 2007 under reference number D.07-0257.

2.1

RISKS AND UNCERTAINTIES

The half year financial report includes certain assumptions and expectations which, by their very nature, may not prove accurate.  The primary risks and uncertainties mentioned below may have a negative effect on the business, the financial position, income and outlook for the Group or its share price, most notably for the six months remaining for the full year financial period.

•

Risks related to markets and to Rhodia’s businesses, notably: Country risks (risks and uncertainties related to doing business in a certain number of counties which may be exposed or which have been exposed to economic or political instability), risks associated with competition, risks associated with the existence of market cycles (changes in economic trends or technologies), risks related to the costs of raw materials and energy, the risks associated with the valuation of CER (Certified Emission Reductions) and the optimization of emission credits for gases with greenhouse effects attributed in association with the projects for the reduction of gases with greenhouse effects in South Korea and Brazil developed within the framework of the Clean Development Mechanism of the Kyoto Protocol, and, customer and supplier risks;

•

Environmental and Industrial risks, most notably: risks induced by current or future regulations, industrial risks, risk associated with the discovery of historical pollution, the environmental risks and potential liabilities, product risks and risks associated with work related illnesses;

•

Risks related to the financial position of Rhodia, and most notably its debts and expenses related to pension benefit liabilities;

•

Risks related to the financial markets, and most notably to exposures to changes in exchange rates (interest rate changes and the exchange rates of certain foreign currencies besides the Euro, mainly the US dollar, the Brazilian real and currencies influenced by the US dollar), to changes in interest rates, price variances of petroleum based products, variances in Carbone instruments for the analysis of its sensitivity;

•

Legal and contractual risks, and most notably risks associated with legal proceedings and arbitrage, risks associated with patents, risks associated with common companies and the risk of the failure of internal control systems.

A detailed description of risk factors which could have a significant impact on the company’s current or future income are included in Item 3 of the Form 20-F which was filed with the Securities and Exchange Commission on March 30, 2007.

Certain other risks and uncertainties which remain unidentified or are considered immaterial could also have a negative impact upon Rhodia, most notably during the six months remaining in the full year financial period.

3/43 - Rhodia Half Year Report– Six months ended June 30, 2007

2.2 REVIEW OF OPERATIONS

2.2.1 FINANCIAL REVIEW OF OPERATIONS

2.2.1.1 Results analysis principles

Our discussion and analysis of our results of operations includes information concerning the period-to-period comparison of our operating performance and our enterprises, among others non audited account data extracted from Direction reports related to the impact on Net Sales and main components of Rhodia's income statement, such as:

•

changes in consolidation scope (for example, as a result of acquisitions, divestitures, changes in consolidation and, with respect to comparisons of the results of operations at the enterprise or business level, transfers of businesses or activities between enterprises or businesses);

•

changes in exchange rates affecting the translation into euro of our sales, expenses and earnings and other income statement items that are denominated in currencies other than euro;

•

changes in average selling prices;

•

changes in volumes; and

•

the transactional effect of changes in exchange rates.

We have developed these performance measures based on monthly reporting from our various businesses and use them for both our internal analysis and for our financial communications. In comparing the results of operations for two periods (the “prior” period and the “subsequent” period), we calculate the effect of these changes as follows:

•

we calculate the impact of “changes in consolidation scope” by (i) in the case of acquisitions, including in the subsequent period’s results the activities included in our Consolidated Financial Statements for all or part of the prior period only for the same portion of such subsequent period as they were included in the prior period, and (ii) in the case of divestitures, excluding from the results of the prior period any activities which were included in our Consolidated Financial Statements during all or any portion of the prior period but which were not included for any portion of the subsequent period;

•

we calculate the impact of “the translation effect of changes in exchange rates” by adjusting the prior period’s results for the impact of the change in exchange rates on the translation into euro of items of our income statement denominated in currencies other than the euro at average exchange rates during the subsequent period;

•

we estimate the impact of changes in average selling prices by comparing the current weighted average net unit selling prices for each product in the subsequent period (for example, the euro cost per ton) against the weighted average net unit selling prices in the prior period, multiplied in both cases by volumes sold during the subsequent period;

•

we estimate the impact of changes in volumes by comparing quantities shipped in the subsequent period against quantities shipped in the prior period, multiplied in both cases by the weighted average net unit selling prices of the prior period;

•

we calculate the impact of “the transactional effect of changes in exchange rates” as the translation into the home country currencies of sales by our subsidiaries denominated in currencies other than such home country currency at average exchange rates.

We believe that these measures are useful tools for analyzing and explaining changes and trends in our historical results of operations. However, these measures are unaudited and are not considered as measurements of performance under IFRS. They should not be considered as an alternative to any measures of performance under IFRS. Our method of calculating this information may differ from methods used by other companies.

Rhodia uses for the purpose of analysing and financial communication some pro-forma indicators: Recurring EBITDA defined as Earnings Before Interest Tax Depreciation and Amortization, before restructuring and other operating income and expenses.

4/43 - Rhodia Half Year Report– Six months ended June 30, 2007

Free Cash Flow is defined as "net cash provided by operating activities" plus "non recurring refinancing cash costs" minus Capital Expenditure"

2.2.1.2 Basic principles used for preparation of the financial statements

The condensed consolidated financial statements for the half-year ended June 30, 2007 were prepared using the same accounting methods as those adopted for the preparation of the consolidated financial statements for the year ended December 31, 2006.

The standards, interpretations and amendments adopted by the European Union at June 30, 2007 and their mandatory adoption in 2007 had no impact on the condensed consolidated financial statements for the half-year ended June 30, 2007. Rhodia will adopt IFRS 7 Financial Instruments: Disclosures for the first time for the preparation of its 2007 annual financial statements.

According to the Group, the other standards, interpretations and amendments already adopted by the European Union but not yet applicable will have no impact on the financial statements.

2.2.1.3 Operating profits for the periods ending June 30, 2006 and June 30, 2007:

As part of the strategic refocusing of our business portfolio, we made a number of decisions concerning the disposal of those activities that do not fall within our strategy or which were performing unsatisfactorily. Financial and other data relating to discontinued operations as defined by IFRS 5 have accordingly been reclassified in the 2006 and 2007 income statements as proceeds of the discontinued operations.

(in millions of euros)	Six months ended June 30,
Net sales	2006	2007
Other revenue	2 414	2 553
Cost of net sales	247	240
Administrative and selling expenses	(2 174)	(2 218)
Research and development expenditure	(259)	(265)
Restructuring costs	(53)	(46)
Goodwill impairment	(12)	(22)
Other operating income/(expenses)	(4)	7
Operating profit/(loss)	159	249

2.2.1.3.1 Net Sales

Net Sales rose 5.8 % to €2 553 million compared to the first six months of 2006. Most of the Group's businesses experienced strong demand levels with volumes growing by 6% and solid pricing which increased by 5.3%. Changes in the scope of consolidation had a negative impact on net sales of (1.2)%, mainly as a consequence of the divestment of the French sulphur products business.

The total foreign currency impact was negative (4.3)% resulting for the most part from the depreciation of the USDollar against the Euro and the Brazilian real.

At constant scope and currency translation Net Sales increased by 9.9%.

5/43 - Rhodia Half Year Report– Six months ended June 30, 2007

The table below presents a variance analysis of Net Sales between June 30, 2006 and June 30, 2007:

€ million	Net Sales H1 2006	Scope	Foreign Exchange translation	Volume & mix	Selling Price	Foreign Exchange transaction effect	Net Sales H1 2007
RHODIA	2 414	(30)	(61)	145	128	(43)	2 553
POLYAMIDE	942	(21)	(12)	19	88	(26)	990
ACETOW	222	5	(4)	(7)	10	(11)	215
NOVECARE	485	(3)	(19)	27	1	(1)	490
SILCEA	206	0	(7)	16	17	(2)	230
ECO SERVICES	116	0	(9)	6	(5)	0	108
ORGANICS	461	(35)	(9)	(1)	16	(3)	429
ENERGY SERVICES	0	0	0	84	0	0	84
CORPORATE & Others including intercompany sales elimination	(18)	24	(1)	1	1	0	7

The table below presents a variance analysis of Recurring EBITDA between June 30, 2006 and June 30, 2007:

€ million	Recurring EBITDA H1 2006	Scope	Foreign Exchange translation	Volume & mix	Selling Price*	Raw materials & Energy	Fixed Costs	Recurring EBITDA H1 2007	Recurring EBITDA Margin** H1 2007
RHODIA	328	(7)	(8)	99	80	(59)	(25)	408	16,0%
POLYAMIDE	134	(4)	(1)	6	59	(45)	(7)	142	14,3%
ACETOW	56	(1)	(1)	(3)	(1)	(5)	(3)	42	19,5%
NOVECARE	55	(1)	(4)	12	1	4	(4)	63	12,9%
SILCEA	32	3	(1)	12	14	(11)	(2)	47	20,4%
ECO SERVICES	37	(1)	(3)	4	(4)	4	(1)	36	33,3%
ORGANICS	38	(3)	(1)	(6)	12	(4)	8	44	10,3%
ENERGY SERVICES	25	0	0	74	0	(3)	(13)	83
CORPORATE & Others	(49)	0	3	0	(1)	1	(3)	(49)

* includes change transaction effect on sales    **Calculated as Recurring EBITDA on Net Sales

6/43 - Rhodia Half Year Report– Six months ended June 30, 2007

Comments by business activity

Polyamide

Polyamide Net Sales increased by 5.1 % in the first six months of 2007 to €990 million in an environment of strong demand levels and prices rises which were required to offset the increase in raw material costs.

The negative impact of foreign currency fluctuations (both translation and transaction) was (4.2) % resulting from the depreciation of the US Dollar against the Euro and the Brazilian real. Changes in consolidation scope amounted to negative (2.2) %.

At constant scope and foreign currency translation Net Sales increased 8.9 % essentially due to a 9.7% increase in prices, partially offset by a negative foreign currency transaction impact of (2.9) %. Whilst demand levels were buoyant, the increase in volumes was limited to 2.1% mainly due to the three yearly maintenance shutdown of the Chalampé plant in France.

Polyamide's recurring EBITDA rose 6% to €142 million from €134 million in the first six months of 2006.

This increase results mainly from strong price rises which generated a positive impact of €59 million, which more than offset the negative impact of €(45) million of increases in raw material costs. Volume increases had a positive impact of €6 million.

Higher fixed costs had a negative impact of €(7) million due mainly to lower stock levels than in the first half of 2006. Changes in the scope of consolidation had a marginal negative effect of €(4) million.

The recurring EBITDA margin was 14.3 % compared to 14.2 % for the first half of 2006.

Operating Profit totaled €68 million, compared to €83 million in the first half of 2006. On the one hand operating profit was favourably impacted by the rise in recurring EBITDA. On the other hand, it was negatively impacted by the consequences of the voluntary administration of Nylstar which led Rhodia to record an exceptional charge for doubtful debts.

Acetow

Acetow Net Sales declined by (3.2) % in the first six months of 2007 to €215 million. Whilst Acetow manufactures mainly in Europe its end markets are US dollar denominated, hence this drop results essentially from the decline in the US Dollar against the Euro. The negative currency impact (translation et transactional differences) amounted to (6.8) %, or €(15) million. In addition, Acetow benefited in the first half of 2006 from a US Dollar hedge at  $1.18/€ as compared to a hedge in the first half of 2007 at $1.29/€.

Changes in the consolidation scope amounted to a negative impact of (2.3)%.

At constant scope and foreign currency translation Net Sales were down (3.6) %. Price rises required to offset the increase in raw material costs totaled 4.5%. This initiative however resulted in a drop in volumes by (3.2) % largely in the first quarter of 2007. The negative foreign currency transaction effect amounted to (4.9) %.

Acetow's recurring EBITDA amounted to €42 million compared to €56 million for the first half of 2006.

This decline was essentially the result of the unfavourable foreign exchange environment which had a negative impact of €(10) million, which offsets the favourable impact of price increases of €9 million. The negative impact of price increases on volumes was €(3) million. The increase in raw material costs and fixed costs resulted in a negative impact of (5) and (3) million euros respectively.

The recurring EBITDA margin was 19.5 % compared to 25.2 % for the first half of 2006.

Operating Profit amounted to €27 million, as compared to €42 million for the first half of 2006.

The drop in operating profit was mainly due to the decline in recurring EBITDA, and in addition to an increase in depreciation and amortisation charges of €(2) million.

7/43 - Rhodia Half Year Report– Six months ended June 30, 2007

Novecare

Novecare Net Sales increased by 1 % in the first six months of 2007 to €490 million. The business experienced strong demand levels across all its markets, however the positive impact was largely offset by negative foreign currency translation which was (3.9) % due to the depreciation of the US Dollar against the Euro.

Changes in the consolidation scope amounted to negative (0.6) %.

At constant scope and foreign currency translation Net Sales increased 5.8%. This increase in Net Sales illustrates the strong demand level's in all markets which generated volume growth of 5.8%.

Recurring EBITDA grew 15 % to €63 million compared to €55 million for the first half of 2006.

The growth in recurring EBITDA has been generated by the positive impact of the volume increase of €12 million and the positive impacts resulting from price rises and a decrease in the cost of certain raw materials for 1 million and 4 million euros  respectively. Given the high level of activity that the business realises in the USA, recurring EBITDA was negatively impacted by foreign currency translation amounting to €(4) million due to the depreciation of the US Dollar against the Euro.

Fixed costs increased in the period due to ongoing growth projects causing a negative impact of €(4) million.

Novecare's recurring EBITDA margin rose significantly to 12.9 % up from 11.3 % for the first half of 2006.

Operating Profit benefited from the growth in recurring EBITDA increasing to €46 million, compared to €38 million for the first half of 2006.

Silcea

Silcea Net Sales increased by 11.7 % in the first six months of 2007 to €230 million driven by the strong demand for high performance Silica and Rare Earth products.

The negative foreign currency translation impact was (3.4) % due to the depreciation of the US Dollar against the Euro.

At constant scope and foreign currency translation Net Sales rose 15.6 % driven by 8% volume growth and 8.5% price increases, albeit slightly offset by a negative (1)% foreign currency transaction effect.

Recurring EBITDA climbed 47% to €47 million compared to €32 million for the first half of 2006.

Volume growth generated a positive impact of €12 million. Price rises resulted in a positive impact of €14 million which more than offset the negative effect of the increase in raw material costs which amounted to €(11) million.

Silcea's recurring EBITDA margin increased significantly to 20.4 % up from 15.5 % for the first half of 2006.

Operating Profit benefited from the growth in recurring EBITDA to climb strongly by 83% to €33 million, up from €18 million for the first half of 2006.

Eco Services

Eco Services's Net Sales totalled €108 million for the first six months of 2007 down by (7) %. Eco Services operates exclusively in North America so whilst market conditions were favourable, Net Sales were impacted by the US Dollar translation into euros. The negative US Dollar translation impact was (7.8) %.

8/43 - Rhodia Half Year Report– Six months ended June 30, 2007

At constant scope and foreign currency translation Net Sales rose slightly by 0.9 % due to sulphuric acid sales which generated a 5.6% increase in volumes. The positive impact of volume growth was however largely offset by the negative impact of price deflation of (4.7) % resulting from the reduction in prices corresponding to the reduction in the price of natural gas (price indexation mechanism).

Recurring EBITDA totalled €22 million compared to €23 million for the first half of 2006. This stable level of recurring EBITDA was impacted by a negative foreign currency translation effect of €(3) million due to the depreciation of the US Dollar against the Euro.

The increase in volumes resulted in a positive impact of €4 million. The drop in natural gas prices resulted in a positive impact of €4 million on raw material costs which was offset by the corresponding reduction in prices (price indexation mechanism).

Eco Services's recurring EBITDA margin stood at 33.3 % compared to 31.9% for the first half of 2006.

Operating Profit rose 8% to €28 million, up from €26 million for the first half of 2006 as a consequence of positive impacts from other gains of €1 million and a reduction in depreciation and amortization charges of €1 million.

Organics

Organic's Net Sales were down by (7) % in the first six months of 2007 to €429 million due to the divestment of the Sulphur products business in France. Organics continues its restructuring initiatives to improve operating performance. To this end, the closure of the Mulhouse plant was announced in the first half of 2007.  Changes in the scope of consolidation resulted a negative impact of (7.6) %.

The negative foreign currency translation impact was (2.0) % due to the depreciation of the US Dollar against the Euro.

At constant scope and foreign currency translation Net Sales rose by 2.9 % due to the increase in selling prices by 3.8%, although slightly offset by a negative foreign currency transaction effect of (0.7%).

Recurring EBITDA for Organics increased by 16 % to €44 million up from €38 million in the first half of 2006.

This increase results essentially from the positive impact of strong price rises of €12 million which more than offset the increase in raw material costs which amounted to a negative impact of €(4) million. The continuation of restructuring programmes delivered further savings in fixed costs which totalled a positive impact of €8 million.

These restructuring initiatives were the reason for the negative impact of changes in the scope of consolidation of €(3) million as well as the €(6) million decline in volumes.

Organic's operating profit more than doubled to €33 million up from €12 million in the first half of 2006. Operating profit grew essentially as a result of the increase in recurring EBITDA. In addition, operating profit rose due to the positive impact of €28 million of other gains and losses, being derived notably from the capital gain recorded on the divestment of the sulphur products business. These gains more than offset restructuring costs of €(13) million incurred in the first half of 2007.

Energy Services

Net Sales of Energy Services amounted to €84 million in the first half of 2007 resulting from the sale of CERs.

The recurring EBITDA of Energy Services totalled €83 million, of which €62 million was generated by CERs after production, selling and Group service costs and of which €19 millions resulted from the optimisation of energy procurement.

Energy Service's operating profit totalled €77 million.

9/43 - Rhodia Half Year Report– Six months ended June 30, 2007

2.2.1.3.2 Operating expenses

The following table shows financial data relating to our operating expenses for the periods ending June 30, 2006 and June 30, 2007:

(in millions of euros)	At June 30,
	2006	2007	% change
Cost of net sales	(2 174)	(2 218)	2%
Administrative and selling expenses	(259)	(265)	2%
Research and development expenditure	(53)	(46)	(13)%
Restructuring costs	(12)	(22)	83%
Other operating income/(expenses)	(4)	7	-
TOTAL	(2 502)	(2 544)	2%

2.2.1.3.2.1 Cost of net sales

The cost of sales increased by €44 million or 2% from €2,174 million during the first half of 2006 to €2,218 million in the first half of 2007.  This slight increase reflects:

•

Increases in the price of oil based derivatives, and sales volume offset by;

•

The favourable effect of exchange rates amounting to €33 million, mainly due to the depreciation of the dollar versus the Euro.

•

The positive structural effect related mainly to the divestment of the Sulphuric Business for the amount of €23 million.

2.2.1.3.2.1.1 Administrative and selling expenses

Selling and administration expenses increased slightly by 2% to reach €(265) million versus €(259) million in first half of 2006. The increase, which was partially offset by the favourable effect of exchange rates, was related to the following factors:

•

The creation of a new business activity at the end of 2006 for the production and sales of CER.

•

The impact of the 2007 program for the distribution of free shares to management.

2.2.1.3.2.1.2 Research & Development

Research & Development expenditures in the income statement decreased by (13)% during the first half of 2007 versus the first half of 2006.  The decrease of €7 million is primarily explained by the positive effect of the capitalization of R&D expenditures which increased by €(6) million as compared to the first half of 2006.

2.2.1.3.2.2 Restructuring costs

10/43 - Rhodia Half Year Report– Six months ended June 30, 2007

Restructuring costs amounted to €22 million up 83% compared to the first half of 2006 due to three new restructuring plans being announced in the first half of 2007:

•

the closure of activity at the Mulhouse Dornach site, announced on March 23, 2007. The closure will take effect as of December 31, 2007.

•

the closure of the nitrophenol production activity at the Roussillon site, announced on May 4, 2007.

•

the closure of the Refrigerants and hydrofluoric acid production workshop at the Avonmouth site in the UK, announced on April 23, 2007.

See also note 6 to the Consolidated Financial Statements

2.2.1.3.2.3 Other operating income and expenses

Other operating income and expenses amounted €7m for the period ended June 30, 2007 versus €(4)m for the period ended June 30, 2006.

For the period ended June 30, 2007, the recognized gains or losses mainly include on one hand the net gain on the disposal of the Sulfuric acid activity in France and the gain on the disposal of the Di-Calcium Phosphates business to Innophos and on the other hand the impairment losses recognized on receivables held with the Nylstar Group, whose main subsidiaries filed for bankruptcy in July 2007. The provisions taken previously and in the first half now means that the exposure of the Group to Nylstar is negligible.

For the period ended June 30, 2006, the recognized gains or losses corresponded to various individually immaterial items.

2.2.1.3.3 Other profit/(loss) items

2.2.1.3.3.1 Net Finance costs

Finance costs amounted to €(203) million compared to €(109) million in the first half of 2006.

For the period ended June 30, 2007, other financial expenses include:

•

€(47) million with respect to the premium from the early redemption of $415 million of High Yield Senior notes bearing interest at 10.25% and maturing in 2010 and €(12) million in accelerated amortization of the share of issue costs corresponding to the early redeemed portion,

•

€(25) million with respect to the premium from the early redemption of High Yield Senior and Subordinated notes maturing in 2010 and 2011 and €(9) million in accelerated amortization of the corresponding issue costs and hedging swap balancing cash adjustments,

•

€(3) million in accelerated amortization of the fees relating to the March 2006 Multicurrency Revolving Credit and Guaranty Facility, subsequent to its replacement by a new €600 million syndicated credit line in April 2007.

Interest costs on the debt decreased €17 million due to the overall drop in the Group's debt level and following the various refinancing initiatives since October 2006.

2.2.1.3.3.2 Share of profit of associates

None

11/43 - Rhodia Half Year Report– Six months ended June 30, 2007

2.2.1.3.3.3 Income taxes

For the period ended June 30, 2007, the income tax expense of Rhodia amounted €(50)million. The current tax for the period of €(40) million mainly relates to the American, Brazilian and Italian entities.  The Group has not modified its estimate of the probability of recovering the deferred tax assets relating to French and British tax groups. Thus, no new deferred tax assets were recorded for the half year ended June 30, 2007.

For the period ended June 30, 2006, a net tax gain in the amount of €60 million was recorded in the United States on account of expected future taxable profits.

2.2.1.3.3.4 Profit/(loss) from discontinued operations

(in millions of euros)	Six months ended June 30,
	2006	2007
Net sales	351	54
Other revenue	21	2
Operating expenses	(382)	(65)
Finance costs	(7)	(2)
Profit/(loss) from discontinued operations before tax and gains/(losses) on disposals	(17)	(11)
Gains / (loss) on disposals	(21)	79
Tax effect	(3)	-
Profit/(loss) from discontinued operations	(41)	68

2.2.1.3.3.5 Disposals completed in the first half of 2007

In the first half of 2007, Rhodia completed the following sales:

•

at the end of January, the Silicone activity was sold to China National Bluestar Corporation.

•

at the end of April, the Spanish phosphates production business of the Corporate and Other segment was sold to MISA Inc.

•

In March, Rhodia and SNIA, joint shareholders in Nylstar, completed the sale of their shares in Nylstar to a third party designated by Nylstar’s lending banks. Rhodia owned 50% of Nylstar.

At June 30, 2007, there were no disposals in progress that required amounts to be recognized in profit or loss from discontinued operations.

2.2.1.3.3.6 Minority interests

Minority interests amounted to €2m, stable versus the previous period

2.2.1.3.3.7 Net Profit  attributable to the equity holders of Rhodia

The net income attributable to equity holders of Rhodia amounted to €62 million, compared with €41million during the first half of 2006.

12/43 - Rhodia Half Year Report– Six months ended June 30, 2007

2.2.2 LIQUIDITY AND CAPITAL RESOURCES

2.2.2.1 Information related to Group Equity

The paragraphs below provide analysis of the Balance Sheet movements between June 30, 2007 and December 31,  2006.

2.2.2.1.1 Working capital from operations

The working capital from operations required is €711 million at the end of June 2007.  The ratio of working capital from operations required to Total Sales revenues is 12.9% as of June 30, 2007.

2.2.2.1.2 Consolidated net debt

Gross financial debt which is defined as the sum of borrowings and short & long-term financial debt amounted to €2,039 million at June 30, 2007 versus €2,435 million at December 31, 2006.

The decrease is primarily related to the early redemption of High Yield bonds, partially offset by theissue of a convertible bond.  That has been recorded as debt after reporting the conversion option separately within shareholders’ equity for the amount of €124 million.

Cash & cash equivalents and other short-term financial assets decreased from €467 million at December 31, 2006 to €372 million at June 30, 2007.

As a result, net consolidated debt (defined as the sum of borrowings and short & long-term financial debt less cash & cash equivalents and other short-term financial assets) has decreased to €1,648 million as of June 30, 2007 versus €1,949 million at December 31, 2006.

2.2.2.1.3 Retirement obligations and similar benefits

Retirement obligations include retirement and other post-employment benefits including termination benefits.

Total retirement and other commitments amounted to €1 112 million at June 30, 2007 down from €1 325 million at December 31, 2006. This reduction results from an increase in long term interest rates in all regions except Brazil. As a consequence, the Group revised the discount rates upwards at the same time as revaluating plan assets.

Further information is presented in note 14 to the Summary Interim Consolidated Financial Statements.

2.2.2.1.4 Provisions

Provisions classified as short-term amounted to €319 million at June 30, 2007 versus €306 million at December 31, 2006.

The provisions can be broken down as follows:

—

Restructuring provisions related to personnel expense and costs associated with the shut downs of sites;

13/43 - Rhodia Half Year Report– Six months ended June 30, 2007

—

Environmental provisions:  Rhodia regularly evaluates all liabilities related to environmental expenditures and the means with which those expenditures are to be treated.  The provision is calculated based upon the discounted value of future cash flows.

—

Other provisions.

A description of the main movements in provisions for restructuring is provided in note 6 of the notes to the Summary Interim Consolidated Financial Statements and in note 15 in the environmental section.

2.2.2.1.5 Other Long-Term Liabilities

Other long-term liabilities amounted to €44 million at June 30, 2007 versus €43 million at December 31, 2006.

2.2.2.1.6 Shareholders equity

As approved by the Annual General Meeting, Rhodia proceeded with its reverse share split on June 12, 2007. The allotment ratio is one new share with a nominal value of €12 for 12 existing shares having a nominal value of €1 each. Non regrouped shares will remain quoted on Euronext Paris until December 12, 2007. After the expiry of a two-year period following the start of the reverse share split, or by June 12, 2009, consolidated shares not reclaimed by their holders will be sold in the market and the net proceeds of the sale will be held on behalf of such holders for 10 years in a blocked bank account at BNP Paribas Securities Services.

At June 30, 2007 Rhodia's share capital stood at 1 204 231 992 euros, comprised of 100 352 666 shares with a par value of €12 each. By July 27, 2007, 95.26% of new shares had been issued:  94 601 144 shares (ISIN FR0010479956).  The number of shares remaining unconsolidated amounted to   69 018 264 (ISIN FR0000120131).

14/43 - Rhodia Half Year Report– Six months ended June 30, 2007

2.2.2.2 Consolidated Statement of Cash Flows

The table below sets for our consolidated cashflows from June 30, 2007 and June 30, 2006

	As at June 30,
(in millions of euros)	2006	2007
Cash Flows
Net income (loss)	41	62
Operating income before changes in working capital	141	147
Net cash from operating activities	18	74
Net cash from investing activities	(96)	110
Net cash from financing activities	(485)	(286)
Effect of foreign exchange rate changes	(5)	7
Net increase/(decrease) in cash and cash equivalents	(568)	(95)

2.2.2.2.1 Cash from operating activities

Cash generated by operating activities before changes in working capital amounted to €147 million. This was impacted by €72 million of nonrecurring costs relating to the refinancing which was realised during the first half of 2007.

Cash from operating activities amounted to €74 million at the end of June 2007 versus €18 million at the end of June 2006.

In addition, cash generated from operating activities includes an improvement of €50 million related to changes in working capital which decreased from (€123) million in June of 2006 to (€73) million as of June 30, 2007.  Working capital usually increases during the first half of the year.

2.2.2.2.2 Cash from investment activities

Cash generated from investment activities increased by €110 million as of the end of June 2007 as compared to a use of cash of €(96) million as of the end of June 2006.

This €206 million reduction can be explained by the following factors:

•

An increase in the purchase of fixed assets of €17 million and other long-term assets of €9 million.

•

A strong increase of €237 million related to the divestiture of assets which amounted to €269 million in the first half of 2007 versus €32 million in the first half of 2006.

During the first half of 2007, Rhodia completed the following divestitures:

•

At the end of January the Silicones business was sold to China National BlueStar Corporation.

•

In May Rhodia and SNIA, both shareholders of Nylstar, completed the divestiture of Nylstar to a third party designated by a lender of Nylstar.

•

At the end of April the Phosphate production business in Spain within the Corporate & Other sector was sold to MISA Inc.

2.2.2.2.3 Cash from financing activities

15/43 - Rhodia Half Year Report– Six months ended June 30, 2007

Cash generated from financing activities represented a use of cash of €(367) million in the first half of 2007 as compared to €(485) million in the first half of 2006.  This use of cash is related to the early repurchase of most of the “High Yield” debt remaining during the months of February and May 2007, partially offset by cash raised from a convertible bond in April.

2.2.2.3 Liquidity and Capital Resources

In the first half of 2007, Rhodia continued to restructure its debt with the following transactions:

•

early redemption in February of 98.7% of the dollar-denominated High Yield Notes bearing interest at 10.25% and maturing on June 1, 2010. The principal thus redeemed amounted to $415 million.

•

issue on April 27 of a convertible bond for a nominal amount of €595 million, maturing on January 1, 2014 and bearing interest at  0.5%. The convertible bonds carry a redemption premium of 13.22% and a buyback option that may be exercised by Rhodia under certain conditions.

•

signing of a new syndicated credit facility with a limited number of lending banks for €600 million maturing in June 2012 in replacement of the €300 million credit facility (“Multicurrency Revolving Credit and Guaranty Facility “ or “RCF”) maturing in June 2008.

Completion on June 1 of the redemption of the following High Yield Notes:

•

dollar-denominated Senior 7.625% High Yield Notes and euro-denominated Senior 8% High Yield Notes, both maturing in 2010, for respective amounts of $3 million and €97 million;

•

dollar-denominated Senior Subordinated 8.875% High Yield Notes and euro-denominated Senior Subordinated 9.25% High Yield Notes, both maturing in 2011, for respective amounts of $302 million and €235 million;

2.2.2.4 Subsequent events

On July 30, 2007, the Board of Directors of Rhodia has decided to implement a global employee stock grant plan under which each employee will receive 15 free shares of Rhodia stock.

The immediate grant of stock rights to nearly 16,000 employees around the world will represent an aggregate 0.2% of Rhodia’s issued capital.

On August 1st, 2007, Rhodia announced that it had finalized the acquisition of the Washcoat alumina business from the US group W.R.Grace for around €15 million. This agreement follows the bankruptcy judge’s decision of July 25, 2007 to terminate the auction process provided for companies such as the Grace Group that are placed under the protection of Chapter 11 of the US Bankruptcy Code.

2.2.3 TRANSACTIONS BETWEEN ASSOCIATED PARTIES

In addition to the information provided in note 32 of the Consolidated Financial Statements as of December 31, 2006 which is included within the 2006  reference document filed with French market authorities (document de référence 2006), the principle transactions between associated parties which took place during the first semester of 2007 are described in detail in note 17 “Share based payments” within the Summary Consolidated Financial Statements as of June 30, 2007 which is included in this financial report.

16/43 - Rhodia Half Year Report– Six months ended June 30, 2007

3 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2007

CONTENTS

A. HALF-YEAR CONSOLIDATED INCOME STATEMENT

20

B. HALF-YEAR CONSOLIDATED BALANCE SHEET

21

C. HALF-YEAR CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

23

D. HALF-YEAR CONSOLIDATED STATEMENT OF CASH FLOWS

24

E. NOTES TO THE HALF-YEAR CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25

1.

General information

25

2.

Principal accounting methods

25

3.

Unusual items with an impact on the condensed consolidated financial statements

27

4.

Seasonality effects

27

5.

Segment information

27

6.

Restructuring costs

31

7.

Other operating income and expenses

32

8.

Profit/(loss) from financial items

32

9.

Income taxes

33

10.

Profit/(loss) from discontinued operations

34

11.

Equity

35

12.

Cash and cash equivalents

37

13.

Borrowings

38

14.

Retirement obligations and similar benefits

41

15.

Environmental provisions

42

16.

Claims and litigation

42

17.

Share-based payment

43

18.

Subsequent events

43

17/43 - Rhodia Half Year Report– Six months ended June 30, 2007

A. Half-year consolidated income statement

(in millions of euros)	Note	Quarter ended June 30,		Half-year ended June 30,		Year ended December 31,
		2007 (*)	2006 (*)	2007	2006	2006
Net sales	5	1,293	1,211	2,553	2,414	4,810
Other revenue		87	93	240	247	451
Cost of sales		(1,097)	(1,049)	(2,218)	(2,174)	(4,261)
Administrative and selling expenses		(126)	(131)	(265)	(259)	(518)
Research and development expenses		(24)	(29)	(46)	(53)	(103)
Restructuring costs	6	(2)	(7)	(22)	(12)	(21)
Other operating income / (expenses)	7	(12)	2	7	(4)	1
Operating profit/(loss)		119	90	249	159	359
Finance income	8	34	30	66	68	133
Finance costs	8	(120)	(84)	(270)	(180)	(448)
Foreign exchange gains/(losses)	8	1	2	1	3	10
Share of profit/(loss) of associates
Profit/(loss) before income taxes		34	38	46	50	54
Income tax benefit / (expense)	9	(24)	45	(50)	34	57
Profit/(loss) from continuing operations		10	83	(4)	84	111
Profit/(loss) from discontinued operations	10	(6)	(5)	68	(41)	(45)
Net profit/(loss) for the period	4	4	78	64	43	66
Attributable to:
Equity holders of Rhodia SA		3	77	62	41	62
Minority interests		1	1	2	2	4
Earning/(loss) per share from continuing operations (in euro) - basic and diluted		0.09	0.84	(0.05)	0.84	1.08
Earning/(loss) per share (in euro) - basic and diluted		0.03	0.79	0.62	0.42	0.62
Weighted average number of shares before dilution		100,350,875	98,084,867	100,350,069	98,072,359	99,219,959
Weighted average number of shares after dilution		101,432,151	98,284,962	101,359,978	98,295,398	99,680,856
(*) These data were not subject to a limited review by the Company’s statutory auditors

18/43 - Rhodia Half Year Report– Six months ended June 30, 2007

B. Half-year consolidated balance sheet

Assets
(in millions of euros)	Note	At June 30, 2007	At December 31, 2006
Property, plant and equipment		1,727	1,760
Goodwill		222	225
Other intangible assets		165	178
Investments in associates		12	4
Other non-current financial assets		116	121
Deferred tax assets		173	183
Non-current assets		2,415	2,471
Inventories		608	620
Income tax receivable		17	23
Trade and other receivables		1,034	1,082
Derivative financial statements		56	34
Other current financial assets		20	19
Cash and cash equivalents	12	372	467
Assets classified as held for sale		5	437
Current assets		2,112	2,682
TOTAL ASSETS		4,527	5,153

19/43 - Rhodia Half Year Report– Six months ended June 30, 2007

Equity and liabilities
(in millions of euros)	Note	At June 30, 2007	At December 31, 2006
Share capital	11	1,204	1,204
Additional paid-in capital	11	147	23
Other reserves	11	142	109
Deficit	11	(1,757)	(1,989)
Equity attributable to equity holders of Rhodia SA		(264)	(653)
Minority interests		20	25
Total equity		(244)	(628)
Borrowings	13	1,663	2,022
Retirement obligations and similar benefits	14	1,035	1,227
Provisions	15	319	306
Deferred tax liabilities		39	32
Other non-current liabilities		44	43
Non-current liabilities		3,100	3,630
Borrowings	13	376	413
Derivative financial instruments		45	34
Retirement benefits and similar obligations	14	77	98
Provisions		137	147
Income tax payable		38	41
Trade and other payables		997	1,178
Liabilities associated with assets classified as held for sale		1	240
Current liabilities		1,671	2,151
TOTAL EQUITY AND LIABILITIES		4,527	5,153

20/43 - Rhodia Half Year Report– Six months ended June 30, 2007

C. Half-year consolidated statement of recognized income and expense

	Half-year ended June 30,
(in millions of euros)	Note	2007	2006
Currency translation differences and other movements	11	19	(7)
Gains/(losses) on cash flow hedges	11	14	5
Actuarial gains/(losses) on retirement benefits	14	176	128
Tax impact of items taken to equity		(11)	(1)
Net income directly recognized in equity	11	198	125
Profit/(loss) for the period		64	43
Total recognized income and expense		262	168
Attributable to:
Equity holders of Rhodia SA		260	167
Minority interests		2	1

21/43 - Rhodia Half Year Report– Six months ended June 30, 2007

D. Half-year consolidated statement of cash flows

	Half-year ended June 30,
(in millions of euros)	2007	2006
Net profit/(loss) for the period attributable to equity holders of Rhodia	62	41
Adjustments for:
Minority interests	2	2
Depreciation, amortization and impairment of non-current assets	145	177
Net increase/(decrease) in provisions and employee benefits	(19)	(46)
Net increase/(decrease) in financial provisions	1	2
Other income and expense	43	2
Gain/(loss) on disposal of non-current assets	(103)	19
Income tax expense/(income)	10	(53)
Foreign exchange losses/(gains)	6	(3)
Net cash flow from operating activities before changes in working capital	147	141
Changes in working capital
- (Increase)/decrease in inventories	11	(61)
- (Increase)/decrease in trade and other receivables	11	17
- Increase/(decrease) in trade and other payables	(100)	(74)
- Increase/(decrease) in other current assets and liabilities	5	(5)
Net cash from operating activities	74	18
Purchases of property, plant and equipment	(130)	(113)
Purchases of other non-current assets	(28)	(19)
Proceeds on disposal of non-current assets	269	32
(Purchases)/repayments of loans and financial investments	(1)	4
Net cash from/(used by) investing activities	110	(96)
Proceeds from issue of shares, net of costs	-	35
Dividends paid to minority interests	(3)	(2)
New non-current borrowings, net of costs *	631	4
Repayments of non-current borrowings, net of costs	(906)	(501)
Net increase/(decrease) in current borrowings	(8)	(21)
Net cash used by from financing activities	(286)	(485)
Effect of foreign exchange rate changes	7	(5)
Net decrease in cash and cash equivalents	(95)	(568)
Cash and cash equivalents at the beginning of the year	467	920
Cash and cash equivalents at the end of the year	372	352
* including the equity component of the €124 million OCEANE bonds

22/43 - Rhodia Half Year Report– Six months ended June 30, 2007

E. Notes to the half-year condensed consolidated financial statements

1.

General information

Rhodia SA and its subsidiaries (“Rhodia” or “the Group” or “the Company”) produce, market and develop specialty chemicals in three business areas: Performance Materials, Applications Chemistry and Organics & Services. -

Rhodia has offices worldwide and specifically in Europe, the United States, Brazil and China.

Rhodia SA is a public limited company registered and domiciled in France. Its registered office is located at Paris–La Défense.

The company is listed on the Euronext Paris and the New York Stock Exchange.

These half-year condensed consolidated financial statements were reviewed on July 30, 2007 by the Board of Directors.

2.

Principal accounting methods

2.1.

Accounting standards

Rhodia prepares its condensed consolidated financial statements on a quarterly basis, in accordance with IAS 34, Interim financial reporting.  They do not include all the information required for the preparation of the annual financial statements and should be read in accordance with the consolidated financial statements for the year ended December 31, 2006, as included in the reference document filed by Rhodia with the AMF on March 30, 2007.

2.2.

Basic principles used for preparation of the financial statements

The condensed consolidated financial statements for the half-year ended June 30, 2007 were prepared using the same accounting methods as those adopted for the preparation of the consolidated financial statements for the year ended December 31, 2006.

The standards, interpretations and amendments adopted by the European Union at June 30, 2007 and their mandatory adoption in 2007 had no impact on the condensed consolidated financial statements for the half-year ended June 30, 2007. Rhodia will adopt IFRS 7 Financial Instruments: Disclosures for the first time for the preparation of its 2007 annual financial statements.

According to the Group, the other standards, interpretations and amendments already adopted by the European Union but not yet applicable will have no impact on the financial statements.

The condensed consolidated financial statements are presented in euros and rounded up to the nearest million unless otherwise indicated.

2.3.

Estimates

The preparation of financial statements requires the use of estimates and the formulation of judgments and assumptions that have an impact on the application of accounting methods and the amounts shown in the financial statements.

For the preparation of the half-year condensed consolidated financial statements, management made estimates and formulated judgments and assumptions for the same items as those used for the preparation of the consolidated financial statements for the year ended December 31, 2006, except with respect to the following:

23/43 - Rhodia Half Year Report– Six months ended June 30, 2007

•

Income tax expense

For interim period-ends, the income tax expense is calculated, for each Group tax entity, by applying the estimated average effective tax rate for the current year to the pre-tax profit or loss for the interim period. This tax rate is calculated by taking into account previously unrecognized deferred tax assets, whose recovery is deemed probable. This probability is estimated according to the same criteria as those applied to annual period-ends.

•

Retirement obligations and other long-term employee benefits

For interim period-ends, retirement benefit obligations and other long-term employee benefits are calculated using an extrapolation from the actuarial assessments performed at the previous period-end. These assessments are modified in the event of any significant change in market conditions compared to the previous year or curtailments, settlements or any other material one-off events.

Fluctuations in long-term interest rates in the second quarter of 2007 led Rhodia to re-estimate retirement obligations and other employee benefits for the main countries (France, Germany, the United Kingdom and the United States). These re-estimates were performed by independent actuaries. The fair value of the corresponding plan assets was also re-estimated.

•

Environmental provisions

Due to fluctuations in long-term interest rates in the Euro zone, the United Kingdom and the United States, environmental provisions were re-estimated at June 30, 2007.

24/43 - Rhodia Half Year Report– Six months ended June 30, 2007

Notes to the half-year consolidated income statement

3.

Unusual items with an impact on the condensed consolidated financial statements

No material unusual items had an impact on the condensed consolidated financial statements for the half-year ended June 30, 2007, with the exception of:

- early purchase and redemption of High Yield Notes, which generated an exceptional finance cost of €93 million in profit or loss from financial items (see Note 8)

- issue of convertible bond (OCEANE: bonds that can be converted or exchanged for new or existing shares) for €595 million recognized in borrowings and equity

- capital gains on the disposal of the Sulfuric acid and Silicone activities recorded respectively in other operating income and expenses (see Note 7) and profit or loss from discontinued operations (see Note 10)

- impairment losses recognized in the second quarter on receivables held by Rhodia with the Nylstar Group (see Note 7)

4.

Seasonality effects

The Group’s activity and operating results in the first half of 2007 were not of a seasonal or cyclical nature compared to the activity and operating results for the entire year.

5.

Segment information

The following information concerns continuing operations. Information on discontinued operations is presented in Note 10.

Rhodia is organized into 7 enterprises corresponding to its business segments.  There were no changes in the organization in the first half of 2007.

25/43 - Rhodia Half Year Report– Six months ended June 30, 2007

5.1. Information by business segment

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Quarter ended June 30, 2007 (*)
Net sales	509	113	247	113	56	209	41	20	1,308
Other revenue	19	2	2	1	2	22	77	19	144
Inter-company sales - Net sales	(9)		(1)			(2)	(1)	(2)	(15)
Inter-company sales – Other revenue	(5)	(2)				(3)	(40)	(7)	(57)
External net sales	500	113	246	113	56	207	40	18	1,293
External other revenue	14		2	1	2	19	37	12	87
Operating profit/(loss)	26	15	23	15	18	19	30	(27)	119
Profit/(loss) from financial items									(85)
Income tax expense									(24)
Profit/(loss) from continuing operations									10
Recurring EBITDA (1)	75	22	33	23	22	23	31	(26)	203

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Quarter ended June 30, 2006 (*)
Net sales	478	113	239	103	60	229		16	1,238
Other revenue	28	2	3	1	1	26	93	41	195
Inter-company sales - Net sales	(23)		(2)	(1)		(2)		1	(27)
Inter-company sales – Other revenue	(4)	(1)	(1)			(16)	(64)	(16)	(102)
External net sales	455	113	237	102	60	227		17	1,211
External other revenue	24	1	2	1	1	10	29	25	93
Operating profit/(loss)	51	21	17	11	19	8	3	(40)	90
Profit/(loss) from financial items									(52)
Income tax benefit									45
Profit/(loss) from continuing operations									83
Recurring EBITDA (1)	77	26	26	17	23	21	3	(26)	167

(1) Recurring EBITDA: Operating profit or loss before depreciation, amortization and impairment, restructuring costs and other operating income and expenses.

 (*) These data were not subject to a limited review by the Company’s statutory auditors

The 2007 net sales of Energy Services primarily stem from the sale of Certified Emission Reductions (CER).

26/43 - Rhodia Half Year Report– Six months ended June 30, 2007

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Half-year ended June 30, 2007
Net sales	990	215	490	230	108	429	84	38	2,584
Other revenue	44	3	4	4	4	44	234	34	371
Inter-company sales - Net sales	(21)		(2)	(1)		(4)	(1)	(2)	(31)
Inter-company sales – Other revenue	(10)	(2)	(1)	(1)		(7)	(93)	(17)	(131)
External net sales	969	215	488	229	108	425	83	36	2,553
External other revenue	34	1	3	3	4	37	141	17	240
Operating profit/(loss)	68	27	46	33	28	33	77	(63)	249
Profit/(loss) from financial items									(203)
Income tax expense									(50)
Profit/(loss) from continuing operations									(4)
Recurring EBITDA (1)	142	42	63	47	36	44	83	(49)	408

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Half-year ended June 30, 2006
Net sales	942	222	485	206	116	461		35	2,467
Other revenue	64	3	5	2	3	60	246	79	462
Inter-company sales - Net sales	(43)		(4)	(1)		(5)			(53)
Inter-company sales – Other revenue	(10)	(1)	(1)			(40)	(128)	(35)	(215)
External net sales	899	222	481	205	116	456		35	2,414
External other revenue	54	2	4	2	3	20	118	44	247
Operating profit/(loss)	83	42	38	18	26	12	20	(80)	159
Profit/(loss) from financial items									(109)
Income tax benefit									34
Profit/(loss) from continuing operations									84
Recurring EBITDA (1)	134	56	55	32	37	38	25	(49)	328
(1) Recurring EBITDA: Operating profit or loss before depreciation, amortization and impairment, restructuring costs and other operating income and expenses.

27/43 - Rhodia Half Year Report– Six months ended June 30, 2007

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Year ended December 31, 2006
Net sales	1,922	447	936	412	230	875	25	67	4,914
Other revenue	125	5	10	5	6	110	450	163	874
Inter-company sales – Net sales	(84)		(6)	(2)		(10)		(2)	(104)
Inter-company sales - Other revenue	(21)	(2)	(2)	(1)		(69)	(253)	(75)	(423)
External net sales	1,838	447	930	410	230	865	25	65	4,810
External other revenue	104	3	8	4	6	41	197	88	451
Operating profit/(loss)	172	78	76	33	58	31	76	(165)	359
Profit/(loss) from financial items									(305)
Income tax benefit									57
Profit/(loss) from continuing operations									111
Recurring EBITDA (1)	284	108	110	61	79	74	60	(93)	683
(1) Recurring EBITDA: Operating profit or loss before depreciation, amortization and impairment, restructuring costs and other operating income and expenses.

Depreciation, amortization and impairment of property, plant and equipment and intangible assets for the period by business segment break down as follows:

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Quarter ended June 30, 2007 (*)
Depreciation, amortization and impairment	(26)	(7)	(9)	(7)	(4)	(9)	(1)	(7)	(70)
Quarter ended June 30, 2006 (*)
Depreciation, amortization and impairment	(24)	(6)	(8)	(7)	(4)	(9)		(14)	(72)

Half-year ended June 30, 2007
Depreciation, amortization and impairment	(50)	(15)	(17)	(14)	(8)	(19)	(6)	(15)	(144)
Half-year ended June 30, 2006
Depreciation, amortization and impairment	(49)	(14)	(18)	(14)	(9)	(19)	(5)	(25)	(153)

Year ended December 31, 2006
Depreciation, amortization and impairment	(92)	(30)	(34)	(28)	(19)	(41)	(11)	(49)	(304)
(*) These data were not subject to a limited review by the Company’s statutory auditors

No impairment losses were recognized in the first half of 2007.

28/43 - Rhodia Half Year Report– Six months ended June 30, 2007

5.2.

Information by geographical area

Total net sales and other revenue by geographical area break down as follows:

(in millions of euros)	Quarter ended June 30, (*)		Half-year ended June 30,		Year ended December 31,
	2007	2006	2007	2006	2006
France	207	219	481	505	915
Rest of Europe	478	431	954	848	1,762
North America	234	246	467	504	841
South America	199	184	398	375	805
Asia and other countries	262	224	493	429	938
Total	1,380	1,304	2,793	2,661	5,261
(*) This data was not subject to a limited review by the Company’s statutory auditors

Net sales by geographical area are calculated according to the customer’s geographical location.

The costs incurred in the first half of 2006 and 2007 for the acquisition of segment assets (property, plant and equipment and intangible assets), based on the assets’ geographical location, are as follows:

(in millions of euros)	June 30, 2007	June 30, 2006
France	80	59
Rest of Europe	9	22
North America	27	17
South America	16	17
Asia and other countries	26	17
Total	158	132

6.

Restructuring costs

(in millions of euros)	Quarter ended June 30, (*)		Half-year ended June 30,		Year ended December 31,
	2007	2006	2007	2006	2006
New plans	(2)	(2)	(22)	(7)	(19)
Re-estimated costs of previous plans	-	(5)	-	(5)	(2)
Total	(2)	(7)	(22)	(12)	(21)
(*) These data were not subject to a limited review by the Company’s statutory auditors

In the first half of 2007, three new restructuring plans were announced:

-

the closure of activity at the Mulhouse Dornach site, announced on March 23, 2007. The closure will take effect as of December 31, 2007.

-

the closure of the nitrophenol production activity at the Roussillon site, announced on May 4, 2007.

-

the closure of the Refrigerants and hydrofluoric acid production workshop at the Avonmouth site in the UK, announced on April 23, 2007.

29/43 - Rhodia Half Year Report– Six months ended June 30, 2007

7.

Other operating income and expenses

(in millions of euros)	Quarter ended June 30, (*)		Half-year ended June 30,		Year ended December 31,
	2007	2006	2007	2006	2006
Net gains or losses on disposal of assets	8	3	30	3	33
Income (expenses) related to environmental provisions	2	1	2	(1)	(4)
Other operating income and expenses	(22)	(2)	(25)	(6)	(28)
Total	(12)	2	7	(4)	1
(*) These data were not subject to a limited review by the Company’s statutory auditors

For the period ended June 30, 2007, the recognized gains or losses mainly include:

•

The gain or loss on the disposal of the Sulfuric acid activity in France to Adisséo, a subsidiary of China National Bluestar Corporation. The sale was completed in January 2007.

•

The gain or loss on the disposal of the Di-Calcium Phosphates business to Innophos. The sale was carried out in June 2007.

For the period ended June 30, 2006, the recognized gains or losses corresponded to various individually immaterial items.

For the period ended June 30, 2007, other operating income and expenses mainly comprise the impairment losses recognized on receivables held with the Nylstar Group, whose main subsidiaries filed for bankruptcy in July 2007. Considering the impairment losses recognized in the half-year then ended and in previous years, the residual carrying amount of Rhodia’s receivables with the Nylstar Group was not material at June 30, 2007.

8.

Profit/(loss) from financial items

(in millions of euros)	Quarter ended June 30, (*)		Half-year ended June 30,		Year ended December 31,
	2007	2006	2007	2006	2006
Gross interest expense on borrowings	(40)	(46)	(84)	(101)	(198)
Other finance costs	(40)	(1)	(107)	(4)	(97)
Discounting effetcs	(35)	(33)	(70)	(65)	(131)
Expenses on interest-rate derivatives	(3)	(1)	(7)	(6)	(11)
Other	(2)	(3)	(2)	(4)	(11)
Total expenses	(120)	(84)	(270)	(180)	(448)
Income from short-term investments	6	3	10	9	18
Expected return on pension plan assets	23	25	47	49	93
Income from interest-rate derivatives	3	1	6	9	14
Other	2	1	3	1	8
Total income	34	30	66	68	133
Foreign exchange gains/(losses)	1	2	1	3	10
Total	(85)	(52)	(203)	(109)	(305)
(*) These data were not subject to a limited review by the Company’s statutory auditors

30/43 - Rhodia Half Year Report– Six months ended June 30, 2007

For the period ended June 30, 2007, other financial expenses include:

•

€47 million with respect to the premium from the early redemption of $415 million of High Yield Senior notes bearing interest at 10.25% and maturing in 2010 and €12 million in accelerated amortization of the share of issue costs corresponding to the early redeemed portion,

•

€25 million with respect to the premium from the early redemption of High Yield Senior and Subordinated notes maturing in 2010 and 2011, $305 million and €332 million respectively and €9 million in accelerated amortization of the corresponding issue costs and cash settlement of hedging swap ,

•

€3 million in accelerated amortization of the origination fees relating to the March 2006 Multicurrency Revolving Credit and Guaranty Facility, subsequent to its replacement by a new €600 million syndicated credit line in April 2007.

9.

Income taxes

The income tax expense breaks down as follows:

(in millions of euros)	Quarter ended June 30, (*)		Half-year ended June 30,		Year ended December 31,
	2007	2006	2007	2006	2006
Current income tax expense	(20)	(12)	(40)	(18)	(40)
Deferred tax benefit(expense)	(4)	57	(10)	52	97
Total	(24)	45	(50)	34	57
(*) These data were not subject to a limited review by the Company’s statutory auditors

31/43 - Rhodia Half Year Report– Six months ended June 30, 2007

For the period ended June 30, 2007, the current income tax expense mainly corresponds to the income tax reported by the US, Brazilian and Italian entities.

In relation to the profit from continuing operations before tax (€46 million for the period ended June 30, 2007, compared to €50 million for the period ended June 30, 2006), the income tax expense has increased sharply due to the return to a positive tax position in the United States. For the period ended June 30, 2006, a net tax gain in the amount of €60 million was recorded in the United States on account of expected future taxable profits.

The Group has not modified its estimate of the probability of recovering the deferred tax assets relating to French and British tax groups. Thus, no new deferred tax assets were recorded for the half-year ended June 30, 2007.

.

10.

  Profit/(loss) from discontinued operations

(in millions of euros)	Quarter ended June 30, (*)		Half-year ended June 30,		Year ended December 31,
	2007	2006	2007	2006	2006
Net sales	4	164	54	351	654
Other revenue	-	8	2	21	40
Operating expenses	9	(172)	(65)	(382)	(688)
Finance costs	(1)	(4)	(2)	(7)	(13)
Profit/(loss) from discontinued operations before tax and gains/(losses) on disposals	12	(4)	(11)	(17)	(7)
Gains / (loss) on disposals	(18)	-	79	(21)	(30)
Tax effect	-	(1)	-	(3)	(8)
Profit/(loss) from discontinued operations	(6)	(5)	68	(41)	(45)
(*) These data were not subject to a limited review by the Company’s statutory auditors

10.1.

Disposals completed in the first half of 2007

In the first half of 2007, Rhodia completed the following sales:

•

at the end of January, the Silicone activity was sold to China National Bluestar Corporation.

•

at the end of April, the Spanish phosphates production business of the Corporate and Other segment was sold to MISA Inc.

•

On May 14, 2007, Rhodia and SNIA, joint shareholders in Nylstar, completed the sale of their shares in Nylstar to a third party designated by Nylstar’s lending banks. Rhodia owned 50% of Nylstar

10.2.

Disposals in progress at June 30, 2007

At June 30, 2007, there were no disposals in progress that required amounts to be recognized in profit or loss from discontinued operations.

32/43 - Rhodia Half Year Report– Six months ended June 30, 2007

Notes to the consolidated balance sheet

11.

 Equity

11.1 Statement of changes in equity

			Other reserves
(in millions of euros)	Share capital	Additional paid-in capital	Hedge reserve	Translation reserve	Legal reserve	Deficit	Total	Minority interests	Total
At January 1, 2007	1,204	23	2	75	32	(1,989)	(653)	25	(628)
Dividends	-	-	-	-	-	-	-	(3)	(3)
Equity component of convertible debt	-	124	-	-	-	-	124	-	124
Net profit/(loss) for the period	-	-	-	-	-	62	62	2	64
Income and expense directly recognized in equity	-	-	14	19	-	165	198	-	198
Other movements (1)	-	-	-	-	-	5	5	(4)	1
At June 30, 2007	1,204	147	16	94	32	(1,757)	(264)	20	(244)
(1) Of which cost of allotment of bonus shares for €7.7 million

33/43 - Rhodia Half Year Report– Six months ended June 30, 2007

			Other reserves
(in millions of euros)	Share capital	Additional paid-in capital	Hedge reserve	Translation reserve	Legal reserve	Deficit	Total	Minority interests	Total
At January 1, 2006	1,177	570	(5)	114	32	(2,580)	(692)	26	(666)
Appropriation of earnings	-	(556)	-	-	-	556	0	-	0
Dividends	-	-	-	-	-	-	0	(2)	(2)
Share capital increase	27	8	-	-	-	-	35	-	35
Net profit/(loss) for the period	-	-	-	-	-	41	41	2	43
Income and expense directly recognized in equity	-	-	5	(6)	-	127	126	(1)	125
Other movements (1)	-	-	-	-	-	17	17	-	17
At June 30, 2006	1,204	22	0	108	32	(1,839)	(473)	25	(448)
(1) assignment of an equalization tax receivable in the amount of €12 million and cost of allotment of bonus shares for €4.2 million and stock options for €0.3 million

11.2 Share capital and additional paid-in capital

On June 12, 2007, pursuant to the decision of the Combined Shareholders’ Meeting of May 3, 2007, Rhodia’s shares were consolidated based on the exchange of 12 former Rhodia shares with a par value of €1 each  for one new Rhodia share with a par value of €12. Unconsolidated shares will remain listed on the Euronext Paris market until December 12, 2007. Shareholders have a period of two years to claim the consolidated shares. Upon expiry of this two-year period, i.e. June 12, 2009, any consolidated shares that have not been claimed by the beneficiaries will be sold on the Paris stock market and the net proceeds from the sale will be kept for the beneficiaries in a blocked bank account at BNPP Securities Services for ten years.

At June 30, 2007, Rhodia’s share capital totaled €1,204,231,992, comprising 100,352,666 Rhodia shares with a par value of €12 each. At July 20, 2007, the number of shares prior to consolidation that holders did not ask to be issued was 69,114,568.

11.2 Dividends

No dividends were paid to the shareholders of Rhodia SA during the first half of 2007.

11.3 Translation reserve

The movement in the translation reserve amounted to €19 million for the half-year ended June 30, 2007, primarily due to the appreciation of the Brazilian real.

34/43 - Rhodia Half Year Report– Six months ended June 30, 2007

11.4 Other movements

On January 15, 2007, the Rhodia Board of Directors adopted two new bonus share allotment plans for a total of 8,259,000 shares (prior to consolidation). The features of these plans are described in Note 17 - Share-based payment.

12.

Cash and cash equivalents

12.1 Breakdown by type

(in millions of euros)	At June 30, 2007	At December 31, 2006
Cash in bank	185	221
Bank deposits	88	65
Money market funds	99	181
Total	372	467

12.2 Consolidated statement of cash flows

At June 30, 2007, discontinued operations contributed to net cash from operating activities in the amount of €(1) million, to net cash used by investing activities in the amount of €(7) million and net cash used by financing activities in the amount of €22 million.

Paid finance costs, net of interest received, totaled €151 million at June 30, 2007 and include disbursements for the non-recurring expenses relating to refinancing operations in the amount of €72 million.

Income taxes paid amounted to approximately €16 million.

 Cash received on June 30, 2007 from the disposal of non-current assets arises mainly from:

-

the sale of the Silicones activity

-

the sale of the Sulfuric acid activity in France

Cash and cash equivalents of sold entities totaled €23 million at June 30, 2007, while cash and cash equivalents of acquired entities totaled €1 million.

35/43 - Rhodia Half Year Report– Six months ended June 30, 2007

13.

Borrowings

In the first half of 2007, Rhodia continued to restructure its debt by performing the following transactions:

•

early redemption in February of 98.7% of the dollar-denominated High Yield Notes bearing interest at 10.25% and maturing on June 1, 2010. The principal thus redeemed amounted to $415 million.

•

issue on April 27 of OCEANE bonds (bonds that can be converted or exchanged for new or existing shares) for a nominal amount of €595 million, maturing on January 1, 2014 and bearing interest at  0.5%. The OCEANE bonds carry a redemption premium of 13.22% and a buyback option that may be exercised by Rhodia under certain conditions.

•

signing of a new syndicated credit facility with a limited number of lending banks for €600 million maturing in June 2012 in replacement of the €300 million credit facility (“Multicurrency Revolving Credit and Guaranty Facility “ or “RCF”) maturing in June 2008.

•

Completion on June 1 of the redemption of the following High Yield Notes:

-

dollar-denominated Senior 7.625% High Yield Notes and euro-denominated Senior 8% High Yield Notes, both maturing in 2010, for respective amounts of $3 million and €97 million;

-

dollar-denominated Senior Subordinated 8.875% High Yield Notes and euro-denominated Senior Subordinated 9.25% High Yield Notes, both maturing in 2011, for respective amounts of $302 million and €235 million;

36/43 - Rhodia Half Year Report– Six months ended June 30, 2007

Breakdown of borrowings by type

At June 30, 2007
(in millions of euros)	Amount at amortized cost (1)	Redemption value (2)	Fair value (3)	Maturity	Effective rates before hedging (4) - (5)
Bilateral credit facilities	122	122	122	2007	Libor/Euribor + 0.4% / 2.75%
Securitization of receivables (6)	221	221	221	2007	5.16%
Finance lease debts	7	7	7	2007	Libor/Euribor + 0.3%/4.1%
Other debts	5	5	5	2007	< 5%
Accrued interest payable	21	21	21	-	-
Sub-total short-term	376	376	376
2006 EUR senior notes	1,076	1,100	1,119	10/15/2013	Euribor 3M+2.75%
OCEANE bonds	469	595	607	01/01/2014	6.29%
2004 USD senior notes	4	4	4	06/01/2010	11.7%
2004 EUR senior notes	1	1	1	06/01/2010	12%
Other notes	25	25	25	03/10/2009	Euribor + 1.60%
Securitization of receivables (6)	13	13	13	2007-2008	4.8%
Bilateral credit facilities	45	45	45	2007-2012	Libor/Euribor + 0.4% / 2.75%
Finance lease debts	12	12	12	2007-2016	Libor/Euribor + 0.3%/4.1%
Other debts	18	18	18	2007-2015	< 5%
Sub-total long-term	1,663	1,813	1,844
TOTAL	2,039	2,189	2,220

(1) The amortized cost of the OCEANE bonds is shown after the separate recognition in equity of the share conversion option in the amount of €124 million.

(2) The amount shown for the OCEANE bonds corresponds to the principal excluding the 13.22% redemption premium.

(3) The Senior notes and the OCEANE bonds are valued on the last day of the period. The redemption value was adopted for the other borrowings.

(4) Effective interest rate before impact of hedges.

(5) Libor / Euribor rates are mainly 1, 3 or 6 months.

(6) The trade receivable securitization agreements have maturities up to 2010 with cash facilities that are renewable annually.

37/43 - Rhodia Half Year Report– Six months ended June 30, 2007

At December 31, 2006
(in millions of euros)	Amount at amortized cost (1)	Redemption value	Fair value (2)	Maturity	Effective rates before hedging (3) - (4)
Bilateral credit facilities	138	138	138	2007	Euribor + 0.9% Euribor+ 2.5%/6.5%
Commercial paper	1	1	1	1-3 months	Euribor + 0.70%
Securitization of receivables (5)	234	234	234	2007	4.91%
Finance lease debts	13	13	13	2007	3.096% at Euribor + 3.05%
Other debts	2	2	2	2007	<6.5%
Accrued interest payable	25	25	25	-
Sub-total short-term	413	413	413
2006 EUR senior notes	1,074	1,100	1,105	10/15/2013	Euribor3M+2.75%
2003 USD senior notes	2	2	2	06/01/2010	8.2%
2003 EUR senior notes	97	97	99	06/01/2010	8.0%
2003 USD subordinated notes	225	229	242	06/01/2011	9.4%
2003 EUR subordinated notes	234	235	250	06/01/2011	9.8%
2004 USD senior notes	307	320	364	06/01/2010	11.70%
2004 EUR senior notes	1	1	1	06/01/2010	12.00%
Other notes	25	25	25	03/10/2009	Euribor+1.60%
Securitization of receivables (5)	12	12	12	2008-2009	4.21%
Bilateral credit facilities	9	9	9	2008-2011	Euribor + 2.5% / 5.1% to 6%
Finance lease debts	10	10	10	2008-2014	3.096% at Euribor + 3.05%
Other debts	26	26	26	2008-2014	< 6.5%
Sub-total long-term	2,022	2,066	2,145
Total	2,435	2,479	2,558

(1) Amortized cost includes the impact of the remeasurement of fair value hedges in the amount of €2.4 million for the 2003 EUR Senior and Subordinated notes.

(2) The fair value of the Senior and Subordinated notes are measured based on the rate for the last day of the period.
The redemption value was adopted for the other borrowings.

(3) Effective interest rate before impact of hedges.

(4) Libor / Euribor rates are mainly 1, 3 or 6 months.

(5) The trade receivable securitization agreements have maturities up to 2010 with cash facilities that are renewable annually.

38/43 - Rhodia Half Year Report– Six months ended June 30, 2007

14.

Retirement obligations and similar benefits

Rhodia has adopted the option offered by the amendment to IAS 19 Actuarial gains and losses, group plans and disclosures, allowing for the recognition of the actuarial gains and losses on post-employment benefits arising from experience adjustments and changes in actuarial assumptions directly in equity for the period in which they occur in consideration of the increase or decrease in the obligation.

As long-term interest rates fluctuated significantly during the second quarter of  2007, on June 30, 2007, Rhodia re-estimated retirement obligations and other long-term employee benefits for the main countries.

The following discount rates were used:

	France and Germany	United States	United Kingdom
At June 30, 2007	5.25%	6.00%	5.70%
At December 31, 2006	4.50%	5.50%	5.10%

At the same time, the fair value of the main plan assets was re-estimated in the United States and the United Kingdom.

The changes in discount rates and the remeasurement of the plan assets had the following impacts at June 30, 2007:

(in millions of euros)	Change in discount rates	Remeasurement of plan assets	Other
Actuarial gains and losses recognized in equity
Actuarial gains on retirement and other benefits	183	(4)	(3)

Obligations recognized under liabilities in balance sheet
Retirement benefits	(182)	4	2
Other employee benefits	(4)	0	1

(Expense)/income recognized in profit or loss
Other employee benefits	3	0	0

These two items mainly explain the decrease in retirement obligations and similar benefits from €1,325 million at December 31, 2006 to €1,112 million at June 30, 2007.

39/43 - Rhodia Half Year Report– Six months ended June 30, 2007

15.

Environmental provisions

Due to significant fluctuations in long-term interest rates during the second quarter of 2007 in the Euro zone, the United Kingdom and the United States, environmental provisions were re-estimated at June 30, 2007. The increase in the rates used for their financial discounting at June 30, 2007 resulted in a decrease in such provisions by €4 million.

The discount rates used at June 30, 2007, determined by zone based on a risk-free rate (government bonds) and excluding inflation, are as follows:

	5 years	10 years	20 years
France (Euro zone)		2.50%
United Kingdom	3.30%		2.70%
United States	2.50%	2.50%
Brazil			5.5%

At June 30, 2007, environmental provisions totaled €203 million, compared to €207 million at December 31, 2006.

At June 30, 2007, there were no significant movements in contingent environmental liabilities estimated at €146 million at December 31, 2006.

16.

 Claims and litigation

During the first half of 2007, there were no new legal disputes or significant developments in existing litigation at December 31, 2006, with the exception of the following:

On June 21, 2007, subsequent to administrative proceedings involving Rhodia with respect to events dating back to 2001-2003, the Enforcement Committee of the Autorité des Marchés Financiers made its decision public. As a result, the Company was ordered to pay a financial penalty of €750,000. Rhodia has decided to appeal the decision.

40/43 - Rhodia Half Year Report– Six months ended June 30, 2007

17.

Share-based payment

On January 15, 2007, in accordance with the resolutions adopted by the Extraordinary General Meeting of June 23, 2005, the Board of Directors approved the terms and conditions governing two new bonus share allotment plans subject to performance criteria and the vesting and holding periods.

The terms and conditions of these plans are as follows:

	Plan A	Plan B
Number of shares	4,129,500 (prior to consolidation)	4,129,500 (prior to consolidation)
Number of beneficiaries	448	448
Grant date	January 15, 2007	January 15, 2007
Vesting date	January 16, 2009	January 16, 2009
Holding period	Minimum January 18, 2011	Minimum January 18, 2011
Performance criteria	Net debt / recurring EBITDA ratio as presented in the company’s financial statements for the period ended December 31, 2007, less than or equal to 2.2.	Recurring EBITDA margin exceeding the average margin of a panel of competitors for the period ended 12/31/2007
Validation of vesting conditions	Board of Directors	Board of Directors

2,020,000 bonus shares (168,334 after consolidation) were allotted to key Group executives under these 2 plans.

The expense recognized with respect to stock subscription plans and bonus shares at June 30, 2007 totaled €9.5 million. It includes €5.3 million for the cost of the new A and B plans presented above (assumption under which the performance criteria of both plans will be met at December 31, 2007) calculated on a pro rata basis over the vesting period.

18.

Subsequent events

On July 30, 2007, the Board of Directors of Rhodia has decided to implement a global employee stock grant plan under which each employee will receive 15 free shares of Rhodia stock.

The immediate grant of stock rights to nearly 16,000 employees around the world will represent an aggregate 0.2% of Rhodia’s issued capital.

On August 1st, 2007, Rhodia announced that it had finalized the acquisition of the Washcoat alumina business from the US group W.R.Grace for around €15 million. This agreement follows the bankruptcy judge’s decision of July 25, 2007 to terminate the auction process provided for companies such as the Grace Group that are placed under the protection of Chapter 11 of the US Bankruptcy Code.

41/43 - Rhodia Half Year Report– Six months ended June 30, 2007

4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This is a free translation into English of the Statutory Auditors’ review  report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders

Rhodia SA

Immeuble Cœur Défense –Tour A

110, Esplanade Charles de Gaulle

92400 Courbevoie

In our capacity as statutory auditors and in accordance with the requirements of article L 232-7 of French Commercial Law (“Code de Commerce”), we hereby report to you on:

▪

the review of the accompanying condensed half-year consolidated financial statements of Rhodia, for the period January 1 to June 30, 2007,

▪

the verification of information contained in the half-year management report.

These condensed half-year consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have not reviewed the consolidated income statements for the quarters ended June 30, 2007 and June 30, 2006.

Based on our review, and except for the matter mentioned above, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 - standard of the IFRSs as adopted by the European Union applicable to interim financial information.

In accordance with professional standards applicable in France, we have also verified the information given in the half-year management report on the condensed half-year consolidated financial statements subject to our review.

Except for the matter mentioned above as it may relate to that information, we have no matters to report as to its fair presentation and consistency with the condensed half-year consolidated financial statements.

42/43 - Rhodia Half Year Report– Six months ended June 30, 2007

Neuilly-sur-Seine and Paris-La-Défense, August 1, 2007

The Statutory Auditors

French original signed by

PricewaterhouseCoopers Audit Christian Perrier	Salustro Reydel, Membre de KPMG International Dominique Stiegler

43/43 - Rhodia Half Year Report– Six months ended June 30, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2007	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer